Suite 900 607 14th St., NW Washington DC 20005-2018 t 202 508 5800 f 202 508 5858 www.kilpatricktownsend.com

July 20, 2016	direct dial 202 508 5852 direct fax 202 204 5614 eolifer@kilpatricktownsend.com

VIA EDGAR

Ms. Erin E. Martin

Special Counsel

Office of Financial Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Ottawa Bancorp, Inc.
Registration Statement on Form S-1
Filed June 6, 2016
File No. 333-211860

Dear Ms. Martin:

On behalf of Ottawa Bancorp, Inc. (the “Company”), enclosed for filing is Pre-Effective Amendment No. 1 to the Company’s Registration Statement on Form S-1 (the “Amended Registration Statement”), including exhibits, marked pursuant to Rule 472 under the Securities Act of 1933, as amended, to indicate changes from the Registration Statement on Form S-1 filed by the Company on June 6, 2016 (the “Registration Statement”).

The Amended Registration Statement is filed in response to the staff’s comment letter issued on July 1, 2016. To aid in your review, we have repeated the staff’s comments followed by the Company’s responses and indicated where the Registration Statement has been revised in response to such comments.

Prospectus Cover Page

1.	Please revise your disclosure in the fourth paragraph to indicate that orders are also subject to a maximum limit, in addition to a minimum order limit. In this regard, we note your disclosure on page 7.

Response to Comment No. 1:

Please see the revised disclosure on the cover page of the prospectus.

Ms. Erin E. Martin

U.S. Securities and Exchange Commission

July 20, 2016

2.	We note your disclosure in footnote (1). Please also estimate your net proceeds and net proceeds per share assuming all shares of common stock were sold in the syndicated offering. Please refer to Item 501(b)(3) of Regulation S-K.

Response to Comment No. 2:

Please see the revised disclosure on the cover page of the prospectus.

Summary

Reasons for the Conversion

3.	Refer to the third bullet point. Please revise to clarify further why the prior payment of cash dividends would have resulted in the dilution of stock ownership interest.

Response to Comment No. 3:

Please see the revised disclosure on pages 3 and 89 of the prospectus.

How We Determined the Offering Range, the Exchange Ratio and the $10.00 Per Share Stock Price, page 5

4.	We note that in note (1) to the table you disclose that the price-to-earnings multiples were calculated based upon the estimate of “core” or recurring earnings. Please address the following:

•	Disclose why an estimate of “core” was used for purposes of your valuation and define “core” or recurring earnings.

•	Discuss why you have determined that this number is a preferable metric compared to net income for purposes of your valuation.

•	Clarify whether the price-to-earnings ratios for the peer group of companies is also calculated based on “core” earnings. If not, disclose how you believe this approach is meaningful if the peer analysis is not calculated on a consistent basis.

Response to Comment No. 4:

Please see the revised disclosure on pages 5 and 94 of the prospectus. For purposes of the independent appraisal, Keller and Company utilized an estimate of “core” earnings to reflect a more normal earnings base and resultant earnings multiple that excludes nonrecurring income and expense items. “Core” earnings is defined as net income before taxes excluding

Ms. Erin E. Martin

U.S. Securities and Exchange Commission

July 20, 2016

nonrecurring income and expense items, such as a gain or loss resulting from a one-time event or an activity that is not a part of a company’s normal business operations, assuming the application of a normal tax rate of 34.0%.

For purposes of the independent appraisal, “core” earnings is a preferable metric compared to net income because it eliminates non-recurring income and expense items that would otherwise result in net income or net loss that is not being indicative of normal earnings for the company in question. For this reason, core earnings is a useful measure when calculating value based on the price-to-earnings multiple, particularly since core earnings multiples are available for the Company’s industry and peer group. The peer group pricing ratios provide both a price-to-earnings multiple and a price-to-core-earnings multiple, with the price-to-core earnings being the focus of the independent appraisal for the reasons set forth above.

Our Dividend Policy, page 9

5.	We note your disclosure here and on page 28 that you estimate that you will pay “quarterly dividends of $0.04 per share, which equals $0.16 per share on an annualized basis and an annual yield of 1.6% based on a price of $10.00 per share.” Please revise to provide a reasonable basis for this estimated dividend payment. Refer to Item 10(b) of Regulation S-K for additional guidance.

Response to Comment No. 5:

Please see the revised disclosure on pages 9 and 28 of the prospectus.

Risk Factors

Our geographic concentration …, page 16

6.	Please quantify the concentration of your total loan portfolio to LaSalle and Grundy Counties. In this regard we note your disclosure on page 39.

Response to Comment No. 6:

Please see the revised disclosure on page 16 of the prospectus.

Management of Market Risk, page 67

7.	We note your disclosure on page 68 showing the estimated changes in your net portfolio value that would result from the designated instantaneous changes in the U.S. Treasury yield curve. Please revise your disclosure to discuss the factors driving decreases in the net portfolio value, regardless of whether interest rates increase or decrease based on the basis point changes disclosed.

Ms. Erin E. Martin

U.S. Securities and Exchange Commission

July 20, 2016

Response to Comment No. 7:

Please see the revised disclosure on page 68 of the prospectus. At March 31, 2016, in the event of a 100 basis point decrease in interest rates, the Company would experience a decrease of approximately 2.3% in net portfolio value due to the low interest rate environment, which would result in a higher discount rate leading to depreciation in the value of liabilities as opposed to the typical appreciation in value experienced in an increasing interest rate environment. The change in the Company’s net portfolio value from December 31, 2015 reflected in large party the interest rate increase experienced in December 2015, which increased the gain on non-maturing deposits using a discount rate of 0.65% from $3.8 million as of June 30, 2015 to a 0.93% discount rate and a gain of $5.2 million as of March 31, 2016 in a static rate environment. For the last four quarters, the duration profile of the Company’s assets has remained consistent; however the duration of the Company’s liabilities has extended. All of the results from the rate shock tests are within the specified limits set forth in the Company’s interest rate risk policy.

Liquidity and Capital Resources, page 68

8.	We note your disclosure that your liquidity ratio averaged 6.09% for the three months ended March 31, 2016 and 5.01% for the year ended December 31, 2015. Please address the following:

•	Revise future filings to describe how this metric is calculated.

•	To the extent this metric cannot be easily calculated off the amounts disclosed in your consolidated financial statements, please disclose the related components of the calculation.

•	Disclose whether management has a target range for the management of this metric.

Response to Comment No. 8:

The Company hereby undertakes to revise its future filings to describe how its liquidity ratio is calculated.

The Company’s liquidity ratio cannot be calculated using amounts disclosed in its Company’s consolidated financial statements, as many of the calculations involve monthly, quarterly or annual averages. To calculate the Company’s liquidity ratio, the average liquidity base from the prior month is used as the denominator to calculate a daily liquidity ratio. The liquidity base consists of savings account balances, certificates of deposit balances, checking and money market balances, deposit loans and borrowings. The daily balances of these components are averaged to arrive at the liquidity base for the month, and the daily cash balances in selected general ledger accounts are used to derive the Company’s liquidity position. A daily liquidity

Ms. Erin E. Martin

U.S. Securities and Exchange Commission

July 20, 2016

ratio is calculated using the liquidity for the day divided by the prior month’s average liquidity base. At the end of each month, a monthly liquidity position is calculated using the average liquidity position for the month divided by the prior month’s average liquidity base. To calculate quarterly and annual liquidity ratios, the Company takes the average liquidity for the three- or twelve-month period, respectively, and averages it.

The Company has a liquidity ratio policy that establishes a target range of 1% to 5% for the liquidity ratio to assist in the management of this metric. However, during the existing low interest rate environment, the Company has strategically allowed this metric to be above 5% to provide for the effective management of extension risk and other interest rate risks.

Subscription Offering and Subscription Rights, page 94

9.	We note your disclosure on page 3 that if the subscription and community offerings are extended, subscribers will be notified and be given the opportunity to confirm, change or cancel their orders. Please revise to clarify how such subscribers will be notified.

Response to Comment No. 9:

Please see the revised disclosure on page 94 of the prospectus.

Notes to the Consolidated Financial Statements

Note 13 — Income Taxes, page F-43

10.	We note both the Federal and Illinois net operating loss carryforwards increased during the year ended December 31, 2015, and then decreased slightly during the first quarter of 2016. Please tell us the drivers of the increase in the net operating losses given the level of taxable income disclosed during 2015. Additionally, please tell us how the utilization of these net operating loss carryforwards have been presented in your income tax reconciliation on page F-44.

Response to Comment No. 10:

Please see the revised disclosure beginning on page F-44 of the prospectus. During the third quarter of 2015, numerous loans acquired by the Company in connection with its acquisition of Twin Oaks Savings Bank and marked as purchase impaired were sold in a bulk sale. The overall effect of the loan sale was not significant to the Company’s consolidated financial statements as of December 31, 2015; consequently, there was minimal disclosure related to the loan sale. However, the loan sale triggered the realization of a significant deferred tax benefit that caused the Company to be in a tax loss position at December 31, 2015.

Ms. Erin E. Martin

U.S. Securities and Exchange Commission

July 20, 2016

Note 16 — Fair Value Measurement Disclosures, page F-49

11.	We note that you have foreclosed assets and impaired loans, net that are based on Level 3 fair value measurements on a non-recurring basis for all periods presented. Please revise to include quantitative information about the significant unobservable inputs used in the fair value measurement in accordance with ASC 820-10-50-2(bbb).

Response to Comment No. 11:

Please see the revised disclosure on page F-50 of the prospectus.

Proxy Statement and Prospectus Cover Page for the Exchange Offer

12.	We note that each share of Ottawa Savings Bancorp’s common stock will be exchanged for between 0.8811 and 1.1921 shares of Ottawa Bancorp’s common stock. Please disclose the minimum and maximum number of securities to be issued as a result. Please refer to Item 501(b)(2) of Regulation S-K.

Response to Comment No. 12:

Please see the revised disclosure on the cover page of the proxy statement/prospectus.

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If you have any questions concerning this submission, please contact the undersigned at 202.508.5852 or Steve Donahoe at 202.508.5818.

Very truly yours, KILPATRICK TOWNSEND & STOCKTON LLP

/s/ Edward G. Olifer
Edward G. Olifer

Enclosures

cc:	Christopher Dunham, U.S. Securities and Exchange Commission
Stephanie L. Sullivan, U.S. Securities and Exchange Commission
Michael Henderson, U.S. Securities and Exchange Commission
Jon Kranov, Ottawa Bancorp, Inc.
Stephen F. Donahoe, Kilpatrick Townsend & Stockton LLP